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                                  Form 12b-25

 [As last amended in Release No. 34-3511, December 19, 1994, S9 F.R. 67752.1]

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                                                          SEC FILE NUMBER
                                                             000-28460
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                                                            CUSIP NUMBER
                                                              361128101
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 28549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  [x] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
              [_] Form N-SAR

                  For Period Ended: December 31, 2000
                                    -----------------
                  [_] Transition Report on Form 10-K
                  [_] Transition Report on Form 20-F
                  [_] Transition Report on Form 11-K
                  [_] Transition Report on Form 10-Q
                  [_] Transition Report on Form N-SAR
                  For the Transition Period Ended:___________________________

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant
                       Fusion Medical Technologies, Inc.
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Former Name If Applicable

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Address of Principal Executive Office (Street and Number)
                       34175 Ardenwood Blvd.
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City, State and Zip Code
                       Fremont, CA 94555

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b). the following should be completed. (Check box if appropriate)

     |  (a)  The reasons described in reasonable detail in Part III of this form
     |       could not be eliminated without unreasonable effort or expense;
     |
     |  (b)  The subject annual report, semi-annual report, transition report on
     |       Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
[x]  |       be filed on or before the fifteenth calendar day following the
     |       prescribed due date; or the subject quarterly report of transition
     |       report on Form 10-Q, or portion thereof will be filed on or before
     |       the fifth calendar day following the prescribed due date; and
     |  (c)  The accountant's statement or other exhibit required by Rule 12b-
             25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Fusion Medical Technologies is in the middle of completing a financing and is unable to complete the filing and auditors report prior to the close

                                    Potential persons who are to respond to the
(Attach Extra Sheets if Needed)     collection of information contained in this
                                    form are not required to respond unless the form displays a currently valid OMB control number.












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                              Exchange Act Forms

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


    Larry J. Strauss                     510                      818-4621
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         (Name)                       (Area Code)             (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
    is no, identify report(s)                                    [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, note the reasons why a reasonable estimate of the results cannot be made.


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                       Fusion Medical Technologies, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 4/2/01                            By: /s/ Larry Strauss
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                                            Chief Financial Officer

INSTRUCTION: The form be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
   Violations (See 16 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or rule 202 of Regulation S-T (1232.201 or 1232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (1232.13(b) of this chapter).